# SEC Schedule 13G/A (Amendment No. 1) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: MDA Space Ltd., CIK 0001857047
CUSIP: 55293N109
Title of class of securities: Common Shares
Address of issuer's principal executive offices: 7500 FINANCIAL DRIVE, BRAMPTON, Ontario Canada (A6), L6Y 6K7
Date of event which requires filing of this statement: 10/31/2026
Filed pursuant to Rule 13d-1(b)
Filed by CIK 0000895421

## Reporting persons
- Morgan Stanley: type of reporting person: parent holding company or control person (HC), corporation (CO); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 455,329; sole dispositive power 0; shared dispositive power 494,585; aggregate amount beneficially owned 494,881 (0.3% of the class)
  Comment: As of the date hereof, Morgan Stanley has ceased to be the beneficial owner of more than five percent of the class of securities.
- Morgan Stanley Canada Limited: type of reporting person: broker-dealer (BD), non-U.S. institution (FI), corporation (CO); citizenship or place of organization: Canada (Federal Level) (Z4); sole voting power 0; shared voting power 395,056; sole dispositive power 0; shared dispositive power 395,056; aggregate amount beneficially owned 395,056 (0.2% of the class)
  Comment: As of the date hereof, Morgan Stanley Canada Limited has ceased to be the beneficial owner of more than five percent of the class of securities.

## Item 1. Issuer
Name of issuer: MDA Space Ltd.
Address of issuer's principal executive offices: 7500 FINANCIAL DRIVE, BRAMPTON, A6, L6Y 6K7

## Item 2. Person Filing
Name of person filing: 1: Morgan Stanley 2: Morgan Stanley Canada Limited
Address of principal business office or, if none, residence: 1: 1585 Broadway, New York, NY 10036 ;2: 181 Bay Street Suite 3700, Toronto M5J 2T3, Canada
Citizenship: 1: Delaware 2: Canada

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Type of person filing: parent holding company or control person (HC), non-U.S. institution (FI)
Type of institution (non-U.S. institution) or other detail: By signing below I certify that, to the best of my knowledge and belief, the foreign regulatory scheme applicable to a broker or dealer registered under section 15 of the Act (15 U.S.C. 78o) is substantially comparable to the regulatory scheme applicable to the functionally equivalent U.S. institution(s). I also undertake to furnish to the Commission staff, upon request, information that would otherwise be disclosed in a Schedule 13D.

## Item 4. Ownership
Amount beneficially owned: See the response(s) to Item 9 on the attached cover page(s).
Percent of class: 0.3
Sole power to vote or to direct the vote: See the response(s) to Item 5 on the attached cover page(s).
Shared power to vote or to direct the vote: See the response(s) to Item 6 on the attached cover page(s).
Sole power to dispose or to direct the disposition: See the response(s) to Item 7 on the attached cover page(s).
Shared power to dispose or to direct the disposition: See the response(s) to Item 8 on the attached cover page(s).

## Item 5. Ownership of 5 Percent or Less of a Class
This statement reports that the reporting person has ceased to be the beneficial owner of more than 5 percent of the class: yes

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Identification and classification of the subsidiary: See Exhibit 99.2

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification:
By signing below I certify that, to the best of my knowledge and belief, the foreign regulatory scheme applicable to a broker or dealer registered under section 15 of the Act (15 U.S.C. 78o) is substantially comparable to the regulatory scheme applicable to the functionally equivalent U.S. institution(s). I also undertake to furnish to the Commission staff, upon request, information that would otherwise be disclosed in a Schedule 13D.

* In Accordance with the Securities and Exchange Commission Release
No. 34-39538 (January 12, 1998) (the "Release"), this filing reflects the securities beneficially owned, or that may be deemed to be beneficially owned, by certain operating units (collectively, the "MS Reporting Units") of Morgan
Stanley and its subsidiaries and affiliates (collectively, "MS"). This filing does not reflect securities, if any, beneficially owned by any operating units of MS whose ownership of securities is disaggregated from that of the MS
Reporting Units in accordance with the Release.

## Exhibits
EXHIBIT NO. EXHIBITS
------------------ ------------------------------------

99.1 Joint Filing Agreement

99.2 Item 7 Information

* Attention. Intentional misstatements or omissions of fact constitute federal criminal violations (see 18 U.S.C. 1001).

## Signatures
- Morgan Stanley: Claire Gordon, Authorized Signatory, Morgan Stanley (11/06/2026)
- Morgan Stanley Canada Limited: Claire Gordon, Authorized Signatory, Morgan Stanley Canada Limited (11/06/2026)